UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Gregory E. Deavens Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101		13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 5 of 6 Pages

Explanatory Note:

This Amendment No. 8 to Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to securities of InsPro Technologies Corporation (the "Issuer"), beneficially owned by certain of the Reporting Persons. This Amendment No. 8 refers only to information that has materially changed since the filing by the Reporting Persons of Amendment No. 7 to Schedule 13D with the Securities and Exchange Commission on February 3, 2020 and updates information regarding the Reporting Persons' (i) beneficially owned shares of common stock (the “Shares”) of the Issuer and (ii) directors, managers and executive officers.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Independence Health Group, Inc. ("IHG").
(ii)	AmeriHealth, Inc. ("AmeriHealth"), a wholly-owned subsidiary of IHG.
(iii)	Independence Blue Cross, LLC ("IBC LLC"), a wholly-owned subsidiary of AmeriHealth.

Item 2 of this Schedule 13D is hereby supplemented with the information set forth on Attachment A.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On January 30, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Majesco, a California corporation (“Parent”), and Majesco Merger Sub, Inc., a Delaware corporation (“Merger Sub”). On April 1, 2020, pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001, of the Issuer (each, an “Issuer Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Issuer Shares owned by Parent, Merger Sub or the Issuer or any of their respective direct or indirect wholly-owned subsidiaries, in each case, not held by third parties, and (ii) Issuer Shares owned by stockholders of the Issuer who have perfected and not withdrawn a demand for appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware) was converted into the right to receive allocations of approximately $11.4 million (the “Merger Consideration”) pursuant to the Merger Agreement and the Issuer’s Certificate of Incorporation and all amendments thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) Effective April 1, 2020, as a result of the Merger, each share of Common Stock owned by the Reporting Persons was converted into the right to receive allocations of the Merger Consideration. Accordingly, the Reporting Persons no longer beneficially own any Shares of the Issuer.

(c) Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, or Director or Manager (as applicable) of the Reporting Persons, effected any transaction in the Issuer's securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As a result of the consummation of the Merger, the Voting Agreement terminated in accordance with its terms effective as of the Effective Time.

CUSIP No. 45778T 101	13D

SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.

/s/ Gregory E. Deavens
Gregory E. Deavens
Executive Vice President, Chief Financial Officer, and Treasurer
April 8, 2020

Attachment A

Board of Directors of IHG

The following is a list of the members of the Board of Directors of Independence Health Group, Inc. ("IHG"), setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted (the headquarters address of IBC LLC is listed for certain retired directors). All directors listed are citizens of the United States.

Name	Position with IHG	Present Principal Occupation	Address/ Principal Business
Charles P. Pizzi	Director, Chairman of the Board	Retired	8601 Thomas Mill Terrace Philadelphia, PA 19128
Joseph A. Frick	Director, Vice Chairman of the Board	Senior Advisor	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
Daniel J. Hilferty	Director, CEO, Vice Chairman of the Board	CEO	Independence Health Group 1901 Market Street Philadelphia, PA 19103 (health insurance)
Thomas A. Leonard, Esq.	Director, Vice Chairman of the Board	Partner/Chairman	Obermayer, Rebmann, Maxwell & Hippel Centre Square West 1500 Market Street, Suite 3400 Philadelphia, PA 19102 (law firm)
Yvette D. Bright	Director	Retired	739 Westview Street Philadelphia, PA 19119
A. Bruce Crawley	Director	Principal	Millennium3 Management Inc. 726-28 Market Street, Suite 805 Philadelphia, PA 19106 (public relations consulting services)
Nicholas DeBenedictis	Director	Chairman Emeritus	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Pasquale T. Deon	Director	Chairman	Southeastern Pennsylvania Transportation Authority c/o 526 Oxford Valley Road P.O. Box 5 Fairless Hills, PA 19030 (transportation)
Patrick B. Gillespie	Director	Retired	c/o Independence Health Group Attn: Corporate Secretary, 43rd Floor 1901 Market Street Philadelphia, PA 19103

Name	Position with IHG	Present Principal Occupation	Address/ Principal Business
Nicholas A. Giordano	Director	Retired	1755 Governor's Way Blue Bell, PA 19422
John Griffin	Director	Executive Director, Private Wealth Advisor	Morgan Stanley c/o 30 Fox Ridge Drive Malvern, PA 19355 (financial services)
Christina Jenkins, M.D.	Director	Physician/Consultant	2 Gold Street, Apt. 3903 New York, NY 10038
Andrew L. Lewis, IV	Director	Consultant	356 Exeter Road Haverford, PA 19041 (consulting services)
Charisse R. Lillie, Esq.	Director	Consultant, CEO	CRL Consulting 7000 Emlen Street Philadelphia, PA 19119 (consulting services)
J. William Mills, III	Director	President	J. W. Mills & Associates, LLC 110 Masons Way Newtown Square, PA 19073 (consulting services)
Denis P. O'Brien	Director	Retired	321 Canterbury Road Havertown, PA 19083
Pedro A. Ramos, Esq.	Director	President & CEO	The Philadelphia Foundation 1835 Market Street Suite 2410 Philadelphia, PA 19103 (community foundation)
William R. Sasso, Esq.	Director	Chairman	Stradley, Ronan, Stevens & Young, LLP 2005 Market Street Philadelphia, PA 19103 (law firm)
William R. Sautter	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
Frank G. Spencer	Director	Second General Vice President	United Brotherhood of Carpenters 43C Kings Highway West Haddonfield, NJ 08033 (labor organization)

Board of Directors of AmeriHealth and Board of Managers of IBC LLC

The individuals listed below are the members of both the Board of Directors of AmeriHealth, Inc. ("AmeriHealth") and the Board of Managers of Independence Blue Cross, LLC ("IBC LLC"). All are executive officers of IBC LLC, and their employment as such constitutes their principal occupation. Each named individual has a business address at 1901 Market Street, Philadelphia, PA 19103, and all are citizens of the United States.

Daniel J. Hilferty

Gregory E. Deavens

Paul A. Tufano, Esq.

Executive Officers of IHG, AmeriHealth and IBC LLC

The executive officers of IHG, AmeriHealth and IBC LLC are listed below. Each has a business address at 1901 Market Street, Philadelphia, PA 19103. Positions shown are the present principal occupation of each named individual, and all are citizens of the United States.

Name	Position
Daniel J. Hilferty	President and Chief Executive Officer
Gregory E. Deavens	Executive Vice President, Chief Financial Officer and Treasurer
Stephen P. Fera (1)	Executive Vice President, Public Affairs
Regina Heffernan (1)	Executive Vice President and Chief Human Resources Officer
Thomas A. Hutton, Esq.	Executive Vice President, General Counsel & Corporate Secretary
Brian Lobley (1)	Executive Vice President and Chief Operating Officer
Marcy Feldman Rost (1)	Executive Vice President, Chief Strategy and Communications Officer
Richard L. Snyder, M.D. (1)	Executive Vice President, Facilitated Health Networks and Chief Medical Officer
Paul A. Tufano, Esq.	Executive Vice President, Independence Health Group and Chief Executive Officer - AmeriHealth Caritas
(1) IHG and IBC LLC only.